Exhibit 21.1
Subsidiaries of Emageon Inc.

	State of Other Jurisdiction	Percentage of Voting
Name	Of Incorporation	Securities Owned by Parent

Ultravisual Medical Systems Corporation	Delaware	100%

Camtronics Medical Systems, Ltd.	Wisconsin	100%

Emageon Canada, Inc.	Canada	100%